SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 (FINAL AMENDMENT)

TO

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

SALTON, INC.

(Name of the Issuer)

GRILL ACQUISITION CORPORATION

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

795757103

(CUSIP Number of Class of Securities)

David Maura

Grill Acquisition Corporation

Harbinger Capital Partners Master Fund I, Ltd.

Harbinger Capital Partners Offshore Manager, L.L.C.

Harbinger Capital Partners Special Situations Fund, L.P.

Harbinger Capital Partners Special Situations GP, L.L.C.

c/o Harbinger Management Corporation

2100 Third Avenue North, Suite 600

Birmingham, Alabama 35203

(205) 987-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copy to:

Jeffrey D. Marell, Esq.

Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,655,057.50	$1,204.75

* Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 40,873,410 shares of Common Stock, par value $0.01 per share, of Salton, Inc. at $0.75 per share.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,204.75

Form or Registration No.:	Schedule 13E-3, Amendment No. 1 to Schedule 13E-3, Amendment No. 2 to Schedule 13E-3

Filing Party:	Grill Acquisition Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., Harbinger Capital Partners Special Situations Fund, L.P. and Harbinger Capital Partners Special Situations GP, L.L.C.

Date Filed:	September 30, 2008, October 31, 2008, November 14, 2008

Page
INTRODUCTION	1

SIGNATURES	2

EX-(a)(1)
EX-(a)(2)

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INTRODUCTION

This Amendment No. 3 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) by Grill Acquisition Corporation, a Delaware corporation (“Acquisition Co.”), Harbinger Capital Partners Master Fund I, Ltd., a company organized under the laws of the Cayman Islands (the “Master Fund”), Harbinger Capital Partners Offshore Manager, L.L.C., a Delaware limited liability company and the investment manager of the Master Fund, Harbinger Capital Partners Special Situations Fund, L.P., a Delaware partnership (the “Special Fund”, together with the Master Fund, the “Harbinger Funds”) and Harbinger Capital Partners Special Situations GP, L.L.C., a Delaware limited liability company and the general partner of the Special Fund (all of the foregoing collectively, the “Filing Persons” and each a “Filing Person”), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of Acquisition Co. with and into Salton, Inc., a Delaware corporation (“Salton”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

The Merger of Acquisition Co. with and into Salton pursuant to Section 253 of the DGCL became effective December 9, 2008 (the “Effective Date”). Salton is the corporation surviving the Merger and as a result of the Merger is now owned by the former stockholders of Acquisition Co.

Upon the consummation of the Merger, each outstanding share of Salton common stock (other than shares held by Acquisition Co. and stockholders of Salton who properly exercise statutory appraisal rights under the DGCL) were cancelled and automatically converted into the right to receive $0.75 per share in cash (the “Merger Price”), without interest, upon surrender of the certificate for such share to ComputerShare Trust Company, N.A. (the “Paying Agent”). Notices of Merger and Availability of Appraisal Rights, Letters of Transmittal, and any other documents necessary for the exchange of stock certificates representing shares will be mailed to the former holders of such shares by the Paying Agent as promptly as practicable, but in no event later than ten calendar days following the date the Merger became effective, and should be read carefully.

In connection with the Merger, any options (each, a “Company Stock Option”) not exercised prior to the Effective Date, except options granted in 2008 under the Salton 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, were cancelled and exchanged into the right to receive, within 10 days after the Effective Date, a cash payment with respect to the Company Stock Options, equal to the fair value of such Company Stock Options as determined using a Black-Scholes valuation model (as determined by Salton based on the final closing price of Salton common stock) less any applicable withholding taxes.

As a result of the Merger, the Harbinger Funds own 100% of the outstanding shares of Salton common stock. Salton will file a Form 15 with the Securities and Exchange Commission certifying that its common stock is held of record by less than 300 persons in order that Salton can cease to be a public reporting company under the Exchange Act.

Item 16.	Exhibits

Exhibit Number	Description
(a)(1)	Form of Notice of Merger and Availability of Appraisal Rights

(a)(2)	Form of Letter of Transmittal

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 9, 2008

GRILL ACQUISITION CORPORATION

By:	/s/ David M. Maura
Name:	David M. Maura
Title:	President

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C.,
Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C.,
Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

SIGNATURE PAGE TO SCHEDULE 13E-3

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